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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                               TCA Cable TV, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   872241 10 4
                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /x/ Rule 13d-1(b)

         / / Rule 13d-1(c)

         / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  872241 10 4

         1.       Names of Reporting Persons.
                  I.R.S. Nos. of above persons (entities only).

                           Chieftain Capital Management, Inc. 13-3194313

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  a.        Not Applicable

                  b.       Not Applicable

         3.       SEC Use Only

         4.       Citizenship or Place of Organization         New York

Number of                  5.  Sole Voting Power                       -0-
Shares Bene-
ficially Owned             6.  Shared Voting Power               7,168,475
By Each
Reporting                  7.  Sole Dispositive Power                  -0-
Person With:
                           8.  Shared Dispositive Power          7,168,475

         9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                           7,168,475

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           Not Applicable

         11.  Percent of Class Represented by Amount in Row (11)
                           14.4%

         12.  Type of Reporting Persons (See Instructions)

                                     IA, CO


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ITEM 4.           Ownership

                  Item 4 is hereby amended as set forth below:

                  (a)      Amount Beneficially Owned:         7,168,475

                  (b)      Percent of Class:                   14.4%

                  (c) Number of shares as to which the filing person has:

                           (i) sole power to vote or to direct the vote:

                                                     -0-

                           (ii) shared power to vote or to direct the vote:

                                                     7,168,475

                           (iii) sole power to dispose or to direct the
                                 disposition of:

                                                     -0-

                           (iv) shared power to dispose or to direct the
                                disposition of:

                                                     7,168,475


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ITEM 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        February 8, 1999
                                                               Date

                                                      /s/ John M. Shapiro
                                                --------------------------------
                                                             Signature

                                               John M. Shapiro/Managing Director
                                                           Name/Title


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